Exhibit 99.6

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED
PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of EnCana Corporation (the “Company”) on Form 40-F for the year ended December 31, 2009, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, William A. Stevenson, Executive Vice-President & Chief Accounting Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1.            The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.            The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By:	/s/ William A. Stevenson
William A. Stevenson
Executive Vice-President & Chief Accounting Officer

Dated: February 18, 2010